KIRKLAND LAKE GOLD INTERSECTS HIGH-GRADE MINERALIZATION AT MULTIPLE TARGETS IN
NORTHERN TERRITORY, RESULTS SUPPORT POTENTIAL RESUMPTION OF OPERATIONS

•	Drilling into Lantern Deposit intersects high-grade mineralization 350 m to 550 m below surface

➢	Key Intercepts:	578 g/t Au over 1.8 m (ETW 0.9 m), incl. 3,430 g/t Au over 0.3 m (ETW 0.2 m);
67.6 g/t Au over 3.1 m (ETW 2.8 m), incl. 680 g/t Au over 0.3 m (ETW 0.3 m);
17.9 g/t Au over 6.4 m (ETW 5.9 m), incl. 196 g/t Au over 0.5 m (ETW 0.4 m);
13.7 g/t Au over 11.0 m (ETW 6.9 m), incl. 49.2 g/t Au over 1.2 m (ETW 0.8 m); and
26.3 g/t Au over 2.2 m (ETW 1.4 m), incl. 50.7 g/t Au over 1.0 m (ETW 0.6 m)

•	Drilling down plunge (below 550 m Level) at Lantern returns high-grade mineralization

➢	Key Intercepts:	8.8 g/t Au over 7.7 m (ETW 6.2 m);
127 g/t Au over 0.6 m (ETW 0.6 m);
28.0 g/t Au over 2.0 m (ETW 2.0 m); and,
21.5 g/t Au over 1.7 m (ETW 1.4 m)

•	Drilling at Union Reefs South discovers new gold mineralization

➢	Key intercepts:	530 g/t Au over 0.4 m (ETW 0.2 m);
53.4 g/t Au over 2.0 m (ETW 1.4 m), incl. 89.0 g/t Au over 0.7 m (ETW 0.7);
26.3 g/t Au over 3.0 m (ETW 1.4 m), incl. 57.4 g/t Au over 1.3 m (ETW 0.6 m); and
7.0 g/t Au over 5.6 m (ETW 2.9 m), incl. 68.7 g/t Au over 0.4m (ETW 0.2 m)

•	Drilling at Gandy’s Deposit at Pine Creek returns significant gold results in first three holes

➢	Key Intercepts:	16.1 g/t Au over 3.0 m (ETW 2.8 m), incl. 36.1 g/t Au over 0.8 m (ETW 0.8 m);
9.7 g/t Au over 4.1 m (ETW 3.3 m), incl. 26.7 g/t Au over 0.7 m (ETW 0.6 m);
9.1 g/t Au over 3.5 m (ETW 3.2 m), incl. 19.5 g/t Au over 0.8 m (ETW 0.8 m);
14.4 g/t Au over 1.3 m (ETW 1.2 m); and,
5.4 g/t Au over 8.0 m (ETW 7.6 m), incl. 31.7 g/t Au over 0.3 m (ETW 0.3 m).

Abbreviations include: g/t Au: grams per tonne gold; m: meters; ETW: estimated true width

Toronto, Ontario – December 18, 2019 – Kirkland Lake Gold Ltd. (“Kirkland Lake Gold” or the “Company”) (TSX:KL) (NYSE:KL) (ASX:KLA) today announced further exploration success in the Northern Territory, Australia at the Union Reefs project (Millars and Union North deposits), Lantern Deposit and Liberator target near Cosmo, and the Gandy’s Deposit in Pine Creek project area. Results continue to highlight the potential for long-term, profitable mining operations in a historic mining district with over 4.5 million ounces of gold produced over the past four decades. Kirkland Lake Gold owns 100% interests in most of the significant gold deposits.

These results continue to advance the Northern Territory strategy of Kirkland Lake Gold to develop multiple mining centres to feed the central Union Reefs mill. Mining and underground development are underway across the Lantern Deposit at Cosmo. Also, the Company is continuing to advance the permitting of a portal and decline to support an underground exploration program into the Prospect mineralization at Union Reefs.

Tony Makuch, President and CEO of Kirkland Lake Gold, commented: “The new drill results in the Northern Territory confirm the existence of high-grade mineralization at multiple targets, which supports the potential for long-term, profitable production at our 2.4 million tonne per annum Union Reefs mill. Given the positive results at Lantern and Union Reefs, and new drill programs at Pine Creek and Liberator, we are increasingly confident that we can establish a significant mining centre in the Northern Territory. With continued progress, we could be in a position to resume commercial operations in the Northern Territory as early as late February when we release our December 31, 2019 Mineral Reserve and Mineral Resource estimates. Work is continuing with three underground drills currently working at the Lantern Deposit at Cosmo and mineralization continuing to be processed on a test basis at Union Reefs Mill.”

Lantern Deposit

The reported Lantern drilling includes 47 holes, totaling 12,875 m, since December 31, 2018, targeting the down-plunge extensions of the Indicated Mineral Resources. This drilling is focusing on the next levels of Mineral Reserves below the current mining horizons. Drilling from platforms on the 730 and 850 levels was completed during 2019 primarily focused on the western limb of the Lantern stratigraphy between 350 and 550 meter depths below surface and returned significant intercepts, including:

•	578 g/t Au over 1.8 m (ETW 0.9 m), incl. 3,430 g/t Au over 0.3 m (ETW 0.2 m) in Lode 3600 in hole LU730169;
•	67.6 g/t Au over 3.1 m (ETW 2.8 m), incl. 680 g/t Au over 0.3m (ETW 0.3 m) in Lode 3600 in hole LU730148;
•	17.9 g/t Au over 6.4 m (ETW 5.9 m), incl. 196 g/t Au over 0.5m (ETW 0.4 m) in Lode 3500 in hole LU30140;
•	13.7 g/t Au over 11 m (ETW 6.9 m), incl. 49.2 g/t Au over 1.2m (ETW 0.8m) in Lode 3500 in hole LU730105;
•	25.5 g/t Au over 1.9 m (ETW 1.8 m), Incl. 126 g/t Au over 0.4 m (ETW 0.3 m) in Lode 3500 in hole LU730135;
•	26.3 g/t Au over 2.2 m (ETW 1.4 m) in Lode 3600 in hole LU730131; and
•	9.8 g/t Au over 6.3 m (ETW 3.9 m), incl. 46.6 g/t Au over 0.4m (ETW 0.3 m) in Lode 3400 in hole LU730144.

These results demonstrate the high-grade potential of the Lantern mineralization beyond the current mining horizon. High-grade mineralization is mainly related to quartz veins, some of which occur at high angles to the overall broadly stratigraphic trend of the deposit. However, the deposit has significant local scale variation evident in underground development exposures.

Further to the above reported drilling, diamond drilling also continued to define the down plunge potential of the Lantern deposit from deep within the Cosmo Mine Development during 2017, and the dedicated diamond drilling platform on the 610RL established in 2018. The reported exploration drilling conducted since the December 31, 2016 Lantern Mineral Resource, includes 50 holes totaling 23,472 m targeting the extension of mineralization below the 610RL and north of the 1550mN.

Highlights of the drilling include the significant intercepts below:

•	8.8 g/t Au over 7.7 m (ETW 6.2 m) in lode 3600 in hole LU64009;
•	127 g/t Au over 0.6 m (ETW 0.6 m) in lode 3600 in hole LU61026;
•	28.0 g/t Au over 2.0 m (ETW 2.0 m) in lode 3701 in hole LU61019A;
•	21.6 g/t Au over 2.5 m (ETW 1.0 m) in lode 3701 in hole LU64011; and,
•	21.5 g/t Au over 1.7 m (ETW 1.4 m) in lode 3729 in hole LU64005.

The drilling results highlight significant potential of the Lantern Deposit at depth. Mineralization occurs in close association with a sedimentary dolomitic unit, thought to be an altered carbonaceous shale, which provides an impermeable layer and geochemical reaction site to deposit mineralization (lodes 3600 & 3701). A secondary deposition style has also been identified at depth, with a region of structural interaction between the F8 Fault and the folded Lantern stratigraphy in the Howley anticline (lodes 3700 & 3729). Exploration drilling continues at the Lantern Deposit, with three diamond drills targeting mineral resource conversion and down-plunge extension of resources.

Liberator Prospect

Drilling has been completed at Liberator prospect, located approximately 1.0 kilometre (km) to the south of the Lantern Deposit, where the Cosmo-Howley anticline continues to fold the Lower Koolpin Formation metasediments. These rocks are stratigraphically lower than the Lantern metasediments, and host brittle structures and quartz veining similar to those found at the Lantern Deposit. The mineralized zone occurs across the boundary of the Cosmo Mineral Lease (MLN993) and 100% KL-owned exploration license and was identified during a detailed regional review of the geological and mineralogical setting of the Cosmo mine, along with a review of historical drilling in the area.

The Liberator Dolerite is situated stratigraphically lower than the Zamu and Phantom Dolerite units, which crop out in the Cosmo and Phantom pits, respectively. These units are folded within the regional scale Howley Anticline which at Cosmo to Liberator plunges north approximately 50o, and is commonly offset by regional S-SE to N-NW shears and faults The Liberator host rocks occur between the Liberator Dolerite and the Phantom Dolerite, and consist of repeating and banded, metamorphosed, mudstone and siltstone sedimentary sequences with common quartz carbonate and quart-sulfide veining throughout the units including the Liberator deposit itself.

Nine diamond drill holes were drilled at Liberator for 4,154 m, with assay results still pending. During geological logging of hole LIBDD0001 visible-gold was noted in carbonate fracture filled vein-breccia, similar to a vein style within the Cosmo mineralization. The drill program has intersected numerous quartz veins with high pyrrhotite and arsenopyrite contents up to 60 % of some veins, across downhole lengths up to 10 m (no ETW). Surface diamond drilling comprises four cross-sections covering a 500 m strike across the Liberator target to depths averaging 400 m from surface.

Results from the drilling are expected during early 2020, with follow up work dependent on the success of the results.

Exploration at Union Reefs

Surface exploration diamond drilling is proceeding at Union Reefs, where up to two drills were active during 2019. Due to the significance of the Union Reefs project and the proximity to the Pine Creek project area, a regional exploration office and new core logging and processing shed were set up at the Union Reefs facility.

The gold deposits at Union Reefs are hosted on two lines of lode, the Union Line to the west and the Lady Alice line to the east, both lines have had significant historical open-pit mining activities which extend over 3.6 km in length. Each line is dominated by quartz-sulfide veins that occur within a Proterozoic turbiditic sequence composed of interbedded greywackes and siltstones. The sequence is folded into a series of anticlines with smaller scale parasitic folds on their limbs. The gold-bearing veins are present as vertical linear sheets oriented along the center of folds, which have an approximate NNE-SSW axial plane direction. Large-scale veining occurs in the mineralized zones and is typified by 0.3 m to ≥1 m quartz veins containing sulfides (such as pyrite, arsenopyrite, galena and sphalerite), and have margins of moderate to intense chlorite and sericite alteration. The quartz veins commonly host visible-gold.

Drilling during 2019 comprised of 53 diamond drill holes for 24,539m and focused on the Millars deposit, on the southern portion of the Union Reefs Mineral Lease (MLN1109). Drilling is also underway at the Union North deposit, which is approximately 150 m along-strike from the Prospect Mineral Reserves. The Millars mineralization is located within the Lady Alice mineralized corridor with Prospect located further to the north on the Union Line (see Figure 9). The Millars mineralization is similar to that identified in Prospect deposit with narrow higher-grade intercepts related to quartz veining.

Some of the more significant Millars intercepts include:

•	7.0 g/t Au over 5.6 m (ETW 2.9 m) ), incl. 68.7 g/t Au over 0.4m (ETW 0.2 m) in lode 200 in hole URSDD0042;
•	26.3 g/t Au over 3.0 m (ETW 1.4 m), incl. 57.4 g/t Au over 1.3 m (ETW 0.6 m) in lode 300 in hole URSDD0022;
•	530 g/t Au over 0.4 m (ETW 0.2 m) in lode 610 in hole URSDD0070;
•	17.5 g/t Au over 2.0 m (ETW 1.5 m), incl. 113 g/t Au over 0.3 m (ETW 0.2 m) in lode 910 in hole URSDD0037; and,
•	53.4 g/t Au over 2.0 m (ETW 1.4 m), incl. 89.0 g/t Au over 0.7 m (ETW 0.5 m) in lode 910 in hole URSDD0074.

Exploration drilling at Union Reefs is planned to continue into 2020 at the Millars deposit to potentially define sufficient Mineral Resources and Mineral Reserves to support an expanded mine plan. There is potential for a second decline to be constructed to access the Millars Deposit, which is approximately 2.0 km from the Union Reefs Mill.

An EIA was submitted for the Union Reefs North decline that will be used to access the Prospect Mineral Reserves with a potential commencement date of mid-2020, pending statutory approvals. The EIA covers the first two years of mining focusing on the Mineral Reserves of 276,000 tonnes @ 4.4 g/t Au for 39,200 ounces (see NI 43-101 technical report on the NT Operations effective December 31, 2016 and filed on SEDAR on March 30, 2017).

The Prospect decline will be the first foray into underground mining on the Union Reefs site, which has a historic mining production of approximately 1.0 million ounces from open-pit mining. Previously reported deep diamond drilling at the Prospect Deposit (see KL press release dated April 30, 2018) has intersected high-grade mineralization approximately 1,000 m below surface with an intercept of 95.0 g/t Au over 1.1 m (ETW 1.0 m), including 161 g/t Au over 0.6 m (ETW 0.5 m) in hole URNDD0097. This highlights the potential for significant depth projections of mineralization below the current Mineral Reserve base.

The Union Reefs deposits all remain open at depth, and there continues to be a significant portion of the site’s strike length that hasn’t been tested outside of an open-pit style exploration target.

Exploration at Pine Creek

The Pine Creek project area, adjacent to the small but regionally significant town of Pine Creek, is approximately 60 km to the southeast of the Cosmo, and 15 km to the south of the Union Reefs Mill. The area has eight Mineral Resource areas centered about a series of historical open pits mined in the 1980’s to mid-1990’s which the company believes has potential to increase Mineral Resources at depth beneath the existing open pits, especially the shallower Gandy’s North deposit.

The gold mineralization at Pine Creek is hosted in quartz-sulfide veins following an umbrella-shaped ‘saddle reef’ model where the gold bearing veins are located along bedding slip planes at the center of folds hinges. The folding and faulting in Pine Creek is oriented in a NNE-SSW direction, with occasional cross-cutting NW-SE orientated structures which offset stratigraphy and fold hinges. The mineralized bedding slip veins are hosted between interbedded massive greywackes and siltstones. Smaller scale strike slip faulting appears to utilize axial planer weaknesses to accommodate further N-S regional shortening within the Pine Creek deposits. These smaller scale structures appear to allow the propagation of mineralizing fluids up the anticline hinge creating the umbrella shape often described in historic reporting.

Exploration drilling commenced in Q2-2019 at Gandy’s North deposit with the two holes totaling 514 m completed in May. This drilling targeted potential down-plunge high-grade gold mineralization at Gandy’s North deposit as part of the company’s strategy to develop the Pine Creek project area to supply feed to the Union Reefs mill.

The significant intercepts reported for the preliminary Gandy’s North holes are:

•	9.7 g/t Au over 4.1 m (ETW 3.3 m), incl. 26.7 g/t Au over 0.7m (ETW 0.6 m) in Lode 100 in hole PCGDD0001;
•	16.1 g/t Au over 3.0 m (ETW 2.8 m), incl. 36.1 g/t Au over 0.8 m (ETW 0.8 m) in Lode 100 in hole PCGDD0002;
•	9.1 g/t Au over 3.5 m (ETW 3.2 m), incl. 19.5 g/t Au over 0.8 m (ETW 0.8 m) in Lode 100 in hole PCGDD0002;
•	5.6 g/t Au over 2.9 m (ETW 2.7 m), incl. 15.4 g/t Au over 0.7 m (ETW 0.7 m) in Lode 200 in hole PCGDD002; and
•	14.4 g/t Au over 1.3 m (ETW 1.2 m) in Lode 300 in hole PCGDD002.

Both holes intersected the main Gandy’s North mineralized structure and returned encouraging drilling results, with further 11 diamond drill holes of a further 3,539m of diamond drilling completed between September and November 2019, with final results pending.

Significant results from the first 2 holes of the second round of drilling include:

•	5.4 g/t Au over 8.0 m (ETW 7.6 m) incl. 31.7 g/t Au over 0.3m (ETW 0.3 m) in hole PCGDD0003; and,
•	2.3 g/t Au over 2.4 m (ETW 2.1 m) in lode 300 in h ole PCGDD004

The grades and widths of mineralization noted in the results above highlight the potential for a significant gold grades and scale of mining area. Drilling will continue in 2020, after the wet season, to test the down-plunge potential for the Gandy’s North deposit as well as testing for the underground potential below the Gandy’s South open pit.

2020 Exploration plans for the Northern Territory

Currently plans for 2020 include drilling at the Cosmo project area within the Lantern deposit as well as drilling within the Union Reefs projects around Union North and Millars in the South. There will also be programs completed at the Pine Creek project area with focus on the Gandy’s deposits. Attention will remain on these three project areas as a more detailed Life of Mine Plan is developed for the Northern Territory to fulfil the strategy of filling the Union Reefs mill with the highest-grade available.

Qualified Person

Owen Greenberger, MAIG, Exploration Manager, Northern Territory Operations, is a "Qualified Person" as such term is defined in National Instrument 43-101 and has reviewed and approved the technical information and data included in this News Release.

Drilling and Assay QAQC

Kirkland Lake Gold has in place quality-control systems to ensure best practice in drilling, sampling and analysis of drill core. All drill hole collars are accurately surveyed using a Leica Total Stations instrument and diamond drill hole down hole deviations are measured using a down-hole gyro instrument.

All reported drill intercepts are from NQ2 or HQ sized diamond drill core. Drill core was either full-core sampled or cut longitudinally in half with a diamond saw, whereupon one-half of the drill core was assayed and the other half retained for reference. Drill core sample lengths are between 0.15 m and 1.4 m in length as determined from logging of sulfide and visible gold and conforming to lithological and alteration boundaries.

Assays are based on 25 gram charge fire assay. Reported intercepts are calculated based on mineralization envelopes using an approximate 2 g/t Au outer boundary, within which there is a maximum 2 m internal dilution. The minimum intercept width is 0.3 m. No upper gold grade cap is applied to the reporting of the drilling results.

Drill samples are routinely assayed at North Australian Laboratories Pty Ltd (independent laboratory in Pine Creek, Northern Territory) or Intertek Australia Pty Ltd (independent laboratory in Darwin, East Arm, Northern Territory). Site audits and reviews of the laboratories are conducted from time to time as well as routine assessment of intra-laboratory analyzes to ensure quality of reported results. Both laboratories operate under contract to Kirkland Lake Gold.

About Kirkland Lake Gold Ltd.

Kirkland Lake Gold Ltd. is a growing gold producer operating in Canada and Australia that produced 723,701 ounces in 2018 and is on track to achieve significant production growth in 2019, to 950,000 – 1,000,000 ounces. The production profile of the Company is anchored by two high-grade, low-cost operations, including the Macassa Mine located in Northern Ontario and the Fosterville Mine located in the state of Victoria, Australia. Kirkland Lake Gold's solid base of quality assets is complemented by district scale exploration potential, supported by a strong financial position with extensive management expertise.

For further information on Kirkland Lake Gold and to receive news releases by email, visit the website www.klgold.com.

Cautionary Note Regarding Forward-Looking Information

This News Release includes certain "forward-looking statements". All statements other than statements of historical fact included in this release are forward-looking statements that involve various risks and uncertainties. These forward-looking statements include, but are not limited to, statements with respect to planned exploration programs, costs and expenditures, changes in mineral resources and conversion of mineral resources to proven and probable reserves, and other information that is based on forecasts of future operational or financial results, estimates of amounts not yet determinable and assumptions of management. These forward-looking statements include, but are not limited to, statements with respect to future exploration potential, project economics, timing and scope of future exploration, anticipated costs and expenditures, changes in mineral resources and conversion of mineral resources to proven and probable reserves, and other information that is based on forecasts of future operational or financial results, estimates of amounts not yet determinable and assumptions of management.

Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects" or "does not expect", "is expected", "anticipates" or "does not anticipate", "plans", "estimates" or "intends", or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved) are not statements of historical fact and may be "forward-looking statements." Forward-looking statements are subject to a variety of risks and uncertainties that could cause actual events or results to differ from those reflected in the forward-looking statements. Exploration results that include geophysics, sampling, and drill results on wide spacings may not be indicative of the occurrence of a mineral deposit. Such results do not provide assurance that further work will establish sufficient grade, continuity, metallurgical characteristics and economic potential to be classed as a category of mineral resource. A mineral resource that is classified as "inferred" or "indicated" has a great amount of uncertainty as to its existence and economic and legal feasibility. It cannot be assumed that any or part of an "indicated mineral resource" or "inferred mineral resource" will ever be upgraded to a higher category of resource. Investors are cautioned not to assume that all or any part of mineral deposits in these categories will ever be converted into proven and probable reserves.

There can be no assurance that forward-looking statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company’s expectations include, among others, risks related to international operations, risks related to obtaining the permits required to carry out planned exploration or development work, the actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined as well as future prices of gold, as well as those factors discussed in the section entitled "Risk Factors" in the Company’s Annual Information Form and other disclosures of "Risk Factors" by the Company and its predecessors, available on SEDAR.

Cautionary Note to U.S. Investors - Mineral Reserve and Resource Estimates

All resource and reserve estimates included in this news release or documents referenced in this news release have been prepared in accordance with Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the "CIM Standards"). NI 43-101 is a rule developed by the Canadian Securities Administrators, which established standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. The terms "mineral reserve", "proven mineral reserve" and "probable mineral reserve" are Canadian mining terms as defined in accordance with NI 43-101 and the CIM Standards. These definitions differ materially from the definitions in SEC Industry Guide 7 ("SEC Industry Guide 7") under the United States Securities Act of 1933, as amended, and the Exchange Act.

In addition, the terms "Mineral Resource", "measured Mineral Resource", "indicated Mineral Resource" and "Inferred Mineral Resource" are defined in and required to be disclosed by NI 43-101 and the CIM Standards; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the U.S. Securities and Exchange Commission (the "SEC"). Investors are cautioned not to assume that all or any part of mineral deposits in these categories will ever be converted into reserves. "Inferred Mineral Resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in very limited circumstances. Investors are cautioned not to assume that all or any part of a Mineral Resource exists, will ever be converted into a Mineral Reserve or is or will ever be economically or legally mineable or recovered.

FOR FURTHER INFORMATION PLEASE CONTACT

Anthony Makuch, President, Chief Executive Officer & Director
Phone: +1 416-840-7884
E-mail: tmakuch@klgold.com

Mark Utting, Vice-President, Investor Relations
Phone: +1 416-840-7884
E-mail: mutting@klgold.com

Table 1: Drill Assay Intercepts for Northern Territory Exploration

Hole ID	From (m)	To (m)	Downhole Interval (m)	Estimated True Width (m)	Gold Grade (g/t Au)	Geological Structure
Lantern Deposit: Emerging Domain Intercepts for Lode 3400
LU730100	85.61	86.47	0.86	0.8	1.5	3400
LU730101	151.00	152.00	1.0	0.4	0.2	3400
LU730103	64.90	66.00	1.1	1.0	0.6	3400
LU730104	83.00	86.00	3.0	2.1	0.4	3400
LU730105	111.00	113.00	2.0	1.0	0.5	3400
LU730106	162.80	164.00	1.2	0.6	1.0	3400
LU730113	102.00	105.00	3.0	2.5	2.9	3400
LU730114	85.00	87.00	2.0	1.9	0.6	3400
LU730115	94.60	95.40	0.8	0.7	2.1	3400
LU730125	87.20	92.00	4.8	4.4	3.6	3400
LU730126	91.90	93.00	1.1	0.9	0.8	3400
LU730127	108.00	109.00	1.0	0.8	0.7	3400
LU730128	133.00	134.00	1.0	0.5	2.7	3400
LU730129	67.00	68.20	1.2	1.2	0.9	3400
LU730130	87.00	88.00	1.0	0.9	0.2	3400
LU730131	111.00	119.80	8.8	2.9	4.5	3400
Including	115.00	116.10	1.1	0.4	11.4	3400
LU730132	161.30	168.00	6.7	3.9	6.8	3400
Including	165.00	166.04	1.04	0.6	21.2	3400
LU730133	96.00	97.00	1.0	0.8	0.4	3400
LU730134	86.00	87.70	1.7	1.6	5.3	3400
LU730135	82.45	83.50	1.05	1.0	1.1	3400
LU730136	103.00	103.80	0.8	0.6	0.8	3400
LU730137	120.70	121.30	0.6	0.3	1.8	3400
LU730139	78.30	81.00	2.7	2.6	1.8	3400
LU730140	76.20	77.50	1.3	1.2	0.4	3400
LU730141	124.00	126.00	2.0	0.7	0.3	3400
LU730143	81.20	82.50	1.3	1.1	4.0	3400
LU730144	93.10	99.40	6.3	3.9	9.8	3400
Including	99.00	99.40	0.4	0.3	46.6	3400
LU730145	134.20	147.70	13.5	5.4	2.5	3400
LU730147	71.50	73.75	2.25	1.9	0.3	3400
LU730148	72.70	75.00	2.3	1.8	0.3	3400
LU730154	87.00	89.00	2.0	1.8	0.5	3400
LU730155	91.00	92.30	1.3	1.2	0.9	3400
LU730156	108.30	111.25	2.95	2.0	3.4	3400
LU730163	82.80	86.00	3.2	2.9	5.2	3400
LU730164	91.60	94.50	2.9	1.9	0.9	3400

Hole ID	From (m)	To (m)	Downhole Interval (m)	Estimated True Width (m)	Gold Grade (g/t Au)	Geological Structure
LU730165	123.00	124.70	1.7	0.8	0.3	3400
LU730168	89.80	92.30	2.5	2.0	0.04	3400
LU730169	110.90	115.00	4.1	2.4	3.9	3400
LU730183	119.86	122.89	3.03	1.8	3.9	3400
LU730184	113.00	114.00	1.0	0.6	0.01	3400
LU730191	20.00	21.00	1.0	0.4	1.7	3400
LU73099	73.80	76.00	2.2	2.2	5.8	3400
LU85008A	107.10	108.40	1.3	0.7	2.8	3400
LU85010	99.00	100.00	1.0	0.9	9.2	3400
LU85011	108.00	113.00	5.0	3.8	4.8	3400
LU85017	116.50	127.10	10.6	6.2	1.4	3400
Lantern Deposit: Emerging Domain Intercepts for Lode 3500
LU730100	100.00	102.00	2.0	1.5	3.0	3500
LU730103	90.80	92.00	1.2	1.1	4.6	3500
LU730104	106.00	107.00	1.0	0.7	2.8	3500
LU730105	119.00	130.00	11	6.9	13.7	3500
Including	122.80	124.00	1.2	0.8	29.3	3500
Including	128.00	128.50	1.2	0.8	49.2	3500
LU730113	116.70	117.05	0.35	0.3	2.0	3500
LU730114	93.00	94.00	1.0	0.9	0.8	3500
LU730115	98.50	102.85	4.35	3.7	3.5	3500
LU730125	95.65	97.20	1.55	1.5	2.2	3500
LU730126	101.00	102.00	1.0	0.9	2.2	3500
LU730127	121.00	123.00	2.0	1.5	2.2	3500
LU730129	83.00	84.00	1.0	1.0	2.6	3500
LU730130	98.60	99.30	0.7	0.6	0.4	3500
LU730131	138.00	140.00	2.0	0.9	0.4	3500
LU730133	117.60	119.20	1.6	1.2	2.7	3500
LU730134	94.00	95.00	1.0	0.9	0.1	3500
LU730135	92.40	94.30	1.9	1.8	25.5	3500
Including	93.95	94.30	0.35	0.3	126	3500
LU730136	116.00	118.00	2.0	1.3	3.6	3500
LU730137	150.00	151.00	1.0	0.6	1.8	3500
LU730139	92.00	93.00	1.0	0.8	0.4	3500
LU730140	84.70	91.10	6.4	5.9	17.9	3500
Including	88.00	88.45	0.45	0.4	196	3500
LU730141	148.10	152.70	4.6	2.6	0.6	3500
LU730143	91.80	92.70	0.9	0.8	0.3	3500
LU730144	106.00	107.00	1.0	0.5	0.2	3500
LU730145	158.00	160.00	2.0	1.1	0.2	3500
LU730147	78.00	81.15	3.15	2.8	2.0	3500

Hole ID	From (m)	To (m)	Downhole Interval (m)	Estimated True Width (m)	Gold Grade (g/t Au)	Geological Structure
LU730148	96.30	97.60	1.3	1.1	3.1	3500
LU730154	96.88	99.21	2.33	2.2	11.1	3500
Including	97.94	99.21	1.27	1.2	18.4	3500
LU730155	98.65	98.95	0.3	0.3	1.8	3500
LU730156	130.00	130.36	0.36	0.3	4.2	3500
LU730163	108.00	109.30	1.3	1.2	0.7	3500
LU730164	117.00	119.05	2.05	1.5	0.2	3500
LU730165	147.35	151.15	3.8	2.6	3.4	3500
LU730168	115.00	116.10	1.1	0.8	0.5	3500
LU730169	135.00	137.00	2.0	1.3	0.4	3500
LU730184	119.00	120.00	1.0	0.7	0.01	3500
LU730184	126.00	126.70	0.7	0.5	0.01	3500
LU73099	80.80	82.80	2.0	1.9	12.9	3500
Including	82.00	82.80	0.8	0.8	18.1	3500
LU85008A	121.00	122.80	1.8	1.1	8.3	3500
LU85010	115.60	117.00	1.4	1.3	0.6	3500
LU85011	128.65	129.30	0.65	0.5	23.1	3500
Including	128.65	128.95	0.3	0.3	49.4	3500
LU85017	132.70	134.85	2.15	1.4	0.01	3500
Lantern Deposit: Emerging Domain Intercepts for Lode 3600
LU730100	111.00	113.00	2.0	1.7	0.1	3600
LU730103	109.00	110.00	1.0	0.9	0.7	3600
LU730104	128.00	131.29	3.29	2.6	1.2	3600
LU730105	154.00	154.94	0.94	0.7	2.4	3600
LU730113	126.50	127.50	1.0	0.8	1.5	3600
LU730114	101.00	102.40	1.4	1.3	1.7	3600
LU730115	114.90	115.40	0.5	0.4	10.5	3600
LU730126	118.00	121.00	3.0	2.4	2.6	3600
LU730127	142.00	143.00	1.0	0.6	1.9	3600
LU730129	101.10	105.00	3.9	3.8	2.2	3600
LU730130	119.00	120.00	1.0	0.8	0.3	3600
LU730131	154.00	156.15	2.15	1.4	26.3	3600
Including	154.00	155.00	1.0	0.6	50.7	3600
LU730133	127.00	129.00	2.0	1.4	0.6	3600
LU730134	104.10	109.00	4.9	4.6	0.6	3600
LU730135	105.00	106.00	1.0	1.0	0.2	3600
LU730136	135.00	139.60	4.6	4.4	6.5	3600
Including	139.00	139.60	0.6	0.6	24.1	3600
LU730137	174.90	177.60	2.7	1.9	10.1	3600
Including	174.90	175.30	0.4	0.3	51.9	3600
LU730139	95.70	97.00	1.3	1.3	4.7	3600

Hole ID	From (m)	To (m)	Downhole Interval (m)	Estimated True Width (m)	Gold Grade (g/t Au)	Geological Structure
LU730140	101.90	104.00	2.1	2.0	0.1	3600
LU730141	158.00	161.80	3.8	2.6	2.4	3600
LU730143	106.50	107.00	0.5	0.5	0.1	3600
LU730144	131.25	132.85	1.6	1.0	0.8	3600
LU730145	172.00	174.00	2.0	0.9	1.2	3600
LU730148	114.40	117.50	3.1	2.8	67.6	3600
Including	114.40	114.70	0.3	0.3	680	3600
LU730154	104.00	105.00	1.0	0.9	0.1	3600
LU730155	107.70	109.00	1.3	1.2	4.5	3600
LU730156	146.80	147.50	0.7	0.6	0.2	3600
LU730163	127.40	129.25	1.85	1.6	2.3	3600
LU730164	135.05	137.00	1.95	1.3	0.01	3600
LU730165	167.00	167.80	0.8	0.4	0.8	3600
LU730168	142.50	143.00	0.5	0.3	0.2	3600
LU730169	161.30	163.10	1.8	0.9	578	3600
Including	162.80	163.10	0.3	0.1	3,430	3600
LU730184	140.10	142.00	1.9	1.8	5.3	3600
LU73099	97.00	97.90	0.9	0.9	0.4	3600
LU85007	117.40	119.00	1.6	1.0	0.7	3600
LU85008A	138.00	144.00	6.0	3.4	0.4	3600
LU85010	124.30	125.00	0.7	0.6	0.4	3600
LU85011	139.70	141.00	1.3	1.0	3.6	3600
LU85017	150.20	151.20	1.0	0.6	0.1	3600
Lantern Deposit: Down-Plunge Extension Intercepts for Lode 3600
LU58503	422.80	427.00	4.2	2.6	3.0	3600
LU60001	574.30	581.00	6.7	1.2	2.2	3600
LU61009	117.00	134.00	17.0	4.7	6.4	3600
Including	133.00	134.00	1.0	0.3	85.5	3600
LU610102	169.00	170.45	1.5	1.3	2.8	3600
LU610106	125.40	129.50	4.1	4.1	4.1	3600
LU610107	125.60	127.55	2.0	1.9	5.3	3600
LU610108	134.60	137.00	2.4	1.9	2.9	3600
LU610109	155.70	156.60	0.9	0.3	9.4	3600
LU610109	133.00	134.00	1.0	0.8	0.1	3600
LU610113	62.00	63.00	1.0	0.8	0.1	3600
LU61011A	61.80	64.90	3.1	2.8	5.7	3600
LU61012	95.00	118.75	23.8	8.8	3.0	3600
LU61013	119.00	127.00	8.0	7.2	4.9	3600
LU61013	71.00	76.00	5.0	3.5	3.4	3600
LU610135	65.00	69.00	4.0	2.9	0.5	3600
LU61019A	153.00	153.60	0.6	0.6	9.9	3600

Hole ID	From (m)	To (m)	Downhole Interval (m)	Estimated True Width (m)	Gold Grade (g/t Au)	Geological Structure
LU61020	162.00	163.00	1.0	0.9	1.4	3600
LU61024	158.90	159.70	0.8	0.5	3.9	3600
LU61025	139.00	142.00	3.0	3.0	8.5	3600
LU61025	127.00	130.00	3.0	3.0	2.0	3600
LU61026	142.00	144.00	2.0	1.9	3.3	3600
LU61027	187.60	191.00	3.4	2.7	4.0	3600
LU61028	159.00	161.00	2.0	1.8	4.5	3600
LU61029	130.30	134.30	4.0	3.8	3.5	3600
LU61029	164.00	167.00	3.0	2.6	1.4	3600
LU61030	143.00	144.00	1.0	0.9	1.9	3600
LU61041	219.85	221.00	1.2	0.8	0.5	3600
LU61043	155.00	156.00	1.0	0.8	0.1	3600
LU61043	172.35	174.00	1.7	1.4	4.4	3600
LU61044	144.55	150.00	5.5	4.9	4.4	3600
LU61045	161.35	163.00	1.7	1.1	1.5	3600
LU61046	188.00	189.00	1.0	0.7	1.3	3600
LU61047	181.00	183.00	2.0	1.3	2.1	3600
LU61048	223.00	225.10	2.1	1.3	0.7	3600
LU61051	149.70	151.85	2.2	2.0	0.5	3600
LU61052	149.00	149.70	0.7	0.7	0.9	3600
LU61052	128.00	129.00	1.0	1.0	0.1	3600
LU61053	129.20	132.50	3.3	3.2	2.8	3600
LU61053	147.00	149.80	2.8	2.6	0.7	3600
LU630019	150.15	151.00	0.9	0.4	1.0	3600
LU630041	154.10	159.80	5.7	3.0	4.3	3600
LU63007	120.20	120.90	0.7	0.4	1.3	3600
LU63008	312.00	316.30	4.3	2.0	1.9	3600
LU63009	367.00	368.00	1.0	0.4	3.4	3600
LU64001	299.80	308.60	8.8	4.3	4.9	3600
LU64003	162.20	165.50	3.3	1.5	1.8	3600
LU64007	369.00	386.00	17.0	3.0	0.3	3600
LU64008	200.00	204.00	4.0	1.4	0.0	3600
LU64009	194.20	201.90	7.7	6.2	8.8	3600
LU64011	224.00	228.00	4.0	0.6	30.7	3600
Including	224.00	225.00	1.0	0.1	105	3600
Lantern Deposit: Down-Plunge Extension Intercepts for Lode 3601
LU61007	98.30	101.00	2.7	1.5	6.0	3601
LU61008	136.00	139.95	4.0	1.7	3.3	3601
LU61009	204.00	210.00	6.0	1.6	1.9	3601
LU610102	110.00	111.40	1.4	1.2	1.2	3601
LU610102	159.20	160.50	1.3	1.1	1.1	3601

Hole ID	From (m)	To (m)	Downhole Interval (m)	Estimated True Width (m)	Gold Grade (g/t Au)	Geological Structure
LU610106	113.80	114.75	1.0	0.9	0.9	3601
LU610107	108.55	109.75	1.2	1.2	0.5	3601
LU610108	108.50	109.20	0.7	0.6	2.4	3601
LU610109	107.30	108.30	1.0	0.9	0.6	3601
LU610113	142.70	146.40	3.7	2.7	4.2	3601
LU610113	109.00	110.90	1.9	1.3	0.3	3601
LU61011A	122.50	124.40	1.9	1.2	0.3	3601
LU61011A	182.00	183.00	1.0	0.5	0.1	3601
LU61012	155.00	157.45	2.5	1.5	1.2	3601
LU610129	112.50	113.00	0.5	0.3	0.3	3601
LU61013	156.00	157.00	1.0	0.8	1.6	3601
LU610135	144.90	146.00	1.1	0.6	0.2	3601
LU61019A	140.00	142.00	2.0	2.0	28.0	3601
LU61020	136.00	137.00	1.0	0.9	0.3	3601
LU61024	121.50	122.70	1.2	1.1	0.4	3601
LU61025	104.00	105.00	1.0	1.0	0.3	3601
LU61026	124.50	129.00	4.5	4.2	4.8	3601
LU61027	161.00	162.00	1.0	0.8	3.3	3601
LU61027	114.00	115.00	1.0	0.8	0.1	3601
LU61028	111.65	113.00	1.4	1.2	14.5	3601
LU61028	151.00	153.00	2.0	1.8	2.9	3601
LU61029	116.70	117.90	1.2	1.1	0.0	3601
LU61030	128.10	129.20	1.1	1.0	2.3	3601
LU61044	136.35	137.00	0.7	0.5	0.7	3601
LU61045	150.00	151.00	1.0	0.8	0.2	3601
LU61046	122.55	125.30	2.8	2.2	3.5	3601
LU61046	162.00	163.65	1.7	1.1	0.4	3601
LU61047	170.00	171.00	1.0	0.7	9.0	3601
LU61048	138.25	139.75	1.5	1.0	2.2	3601
LU61048	196.20	197.00	0.8	0.4	4.7	3601
LU61051	104.40	106.30	1.9	1.8	3.3	3601
LU61052	134.50	135.30	0.8	0.8	1.7	3601
LU61052	108.00	109.00	1.0	0.7	0.2	3601
LU61053	108.00	109.00	1.0	1.0	0.5	3601
LU630019	217.00	218.00	1.0	0.8	1.5	3601
LU630041	209.00	210.10	1.1	0.8	1.3	3601
LU63007	187.00	190.00	3.0	1.7	2.9	3601
LU63008	346.00	347.20	1.2	0.6	0.1	3601
LU64001	251.30	253.10	1.8	1.0	1.2	3601
LU64003	130.00	137.00	7.0	3.9	5.1	3601
LU64005	116.60	117.50	0.9	0.8	6.3	3601

Hole ID	From (m)	To (m)	Downhole Interval (m)	Estimated True Width (m)	Gold Grade (g/t Au)	Geological Structure
LU64006	119.10	121.70	2.6	2.1	0.7	3601
LU64007	241.70	249.00	7.3	2.3	4.4	3601
LU64008	156.00	157.70	1.7	1.1	0.4	3601
LU64009	146.70	147.50	0.8	0.5	1.9	3601
LU64011	159.30	161.80	2.5	1.0	21.6	3601
including	160.20	160.80	0.6	0.2	84.7	3601
Lantern Deposit: Down-Plunge Extension Intercepts for Lode 3609
LU60001	555.75	563.00	7.3	1.7	6.0	3609
LU60002	501.75	513.00	11.3	2.7	3.7	3609
LU61007	120.00	122.00	2.0	1.1	1.8	3609
LU61008	153.00	155.75	2.8	1.4	1.5	3609
LU61009	243.10	246.70	3.6	0.7	2.7	3609
LU610102	103.00	104.00	1.0	0.9	0.7	3609
LU610102	138.70	140.00	1.3	1.0	0.2	3609
LU610106	97.40	98.90	1.5	1.5	1.6	3609
LU610107	99.15	100.15	1.0	1.0	0.1	3609
LU610108	102.00	103.00	1.0	1.0	0.1	3609
LU610109	98.50	100.00	1.5	1.5	1.5	3609
LU610113	155.60	157.10	1.5	1.1	2.9	3609
LU610113	126.00	127.50	1.5	1.4	1.8	3609
LU61011A	198.00	199.10	1.1	0.6	1.0	3609
LU61011A	138.00	140.00	2.0	1.3	0.2	3609
LU61012	190.00	191.15	1.2	0.6	0.2	3609
LU610129	142.00	142.60	0.6	0.4	3.6	3609
LU61013	169.00	171.10	2.1	1.4	9.1	3609
LU610135	162.00	172.00	10.0	2.5	4.2	3609
LU61020	124.00	125.00	1.0	1.0	1.1	3609
LU61024	111.00	112.00	1.0	0.9	0.2	3609
LU61025	97.10	98.00	0.9	0.9	2.7	3609
LU61026	106.00	107.30	1.3	1.3	0.6	3609
LU61027	140.00	144.00	4.0	3.1	2.9	3609
LU61027	106.60	107.20	0.6	0.5	0.2	3609
LU61028	101.00	102.00	1.0	0.9	3.9	3609
LU61028	133.00	134.00	1.0	0.9	0.3	3609
LU61029	104.70	106.00	1.3	1.2	1.4	3609
LU61030	104.00	106.00	2.0	1.9	0.1	3609
LU61044	119.00	120.00	1.0	0.8	0.4	3609
LU61045	132.50	134.20	1.7	1.2	0.0	3609
LU61046	153.40	153.80	0.4	0.3	4.7	3609
LU61046	107.00	108.00	1.0	0.8	0.2	3609
LU61047	112.85	114.00	1.2	0.9	5.9	3609

Hole ID	From (m)	To (m)	Downhole Interval (m)	Estimated True Width (m)	Gold Grade (g/t Au)	Geological Structure
LU61048	171.00	173.00	2.0	1.0	0.7	3609
LU61048	126.60	127.85	1.3	0.8	0.3	3609
LU61051	95.50	96.70	1.2	1.2	6.8	3609
LU61052	93.15	95.00	1.9	1.8	3.2	3609
LU61053	98.30	100.00	1.7	1.7	2.1	3609
LU630019	231.50	232.20	0.7	0.5	0.7	3609
LU630041	219.80	221.00	1.2	0.9	0.2	3609
LU63007	201.50	202.30	0.8	0.5	1.7	3609
LU63008	361.25	362.70	1.5	0.7	0.6	3609
LU64001	230.70	233.00	2.3	1.3	0.6	3609
LU64003	122.00	125.00	3.0	2.0	10.5	3609
LU64005	99.30	101.00	1.7	1.4	21.5	3609
LU64006	85.80	91.80	6.0	5.3	3.9	3609
LU64007	147.00	158.00	11.0	3.5	1.7	3609
LU64008	125.10	131.60	6.5	2.7	5.8	3609
LU64009	107.00	110.00	3.0	2.2	4.2	3609
LU64011	120.90	131.00	10.1	4.4	4.8	3609
Lantern Deposit: Down-Plunge Extension Intercepts for Lode 3700
LU60001	494.00	497.00	3.0	1.0	0.1	3700
LU60002	451.00	451.60	0.6	0.1	0.3	3700
LU61007	136.50	141.95	5.5	3.3	4.6	3700
LU61008	168.20	172.90	4.7	1.8	6.5	3700
LU61009	258.00	259.00	1.0	0.4	0.7	3700
LU610102	131.00	132.00	1.0	0.8	0.8	3700
LU610102	91.00	91.60	0.6	0.5	1.1	3700
LU610106	86.00	87.60	1.6	1.6	0.2	3700
LU610107	88.35	89.10	0.8	0.7	0.1	3700
LU610108	89.00	90.00	1.0	0.9	0.1	3700
LU610109	86.00	87.00	1.0	1.0	0.0	3700
LU610113	179.40	180.20	0.8	0.6	0.1	3700
LU61011A	146.60	161.00	14.4	8.4	2.6	3700
LU61011A	210.10	210.80	0.7	0.5	1.3	3700
LU61012	225.00	228.60	3.6	1.5	3.9	3700
LU610129	157.60	159.00	1.4	0.8	4.0	3700
LU61013	184.30	184.90	0.6	0.4	0.1	3700
LU610135	176.30	182.25	6.0	2.7	2.7	3700
LU61020	104.00	106.00	2.0	1.9	0.9	3700
LU61024	97.50	98.50	1.0	0.8	2.5	3700
LU61025	86.40	87.10	0.7	0.7	0.2	3700
LU61026	88.00	88.60	0.6	0.6	127	3700
LU61027	132.00	133.00	1.0	0.7	3.4	3700

Hole ID	From (m)	To (m)	Downhole Interval (m)	Estimated True Width (m)	Gold Grade (g/t Au)	Geological Structure
LU61027	93.00	94.00	1.0	0.8	1.0	3700
LU61028	87.95	89.00	1.1	0.9	1.6	3700
LU61029	95.00	95.40	0.4	0.4	2.1	3700
LU61030	93.20	94.40	1.2	1.0	0.6	3700
LU61041	192.50	194.00	1.5	1.0	1.2	3700
LU61043	99.50	101.00	1.5	1.3	0.2	3700
LU61044	113.00	114.05	1.1	0.9	0.4	3700
LU61045	124.00	125.00	1.0	0.7	2.6	3700
LU61046	135.00	137.00	2.0	1.5	0.9	3700
LU61046	98.30	99.00	0.7	0.5	1.9	3700
LU61047	102.00	102.85	0.9	0.6	0.2	3700
LU61048	116.95	118.00	1.1	0.6	0.4	3700
LU61048	156.50	158.00	1.5	0.8	0.1	3700
LU61050	216.50	229.00	12.5	6.8	0.4	3700
LU61050	261.00	268.00	7.0	3.8	0.2	3700
LU61051	83.00	83.70	0.7	0.7	0.1	3700
LU61052	83.70	84.30	0.6	0.6	0.7	3700
LU61053	83.90	85.00	1.1	1.1	0.5	3700
LU630019	246.30	249.10	2.8	2.2	2.8	3700
LU63007	215.00	217.50	2.5	2.2	4.6	3700
LU63008	372.00	376.30	4.3	2.1	9.8	3700
LU63009	392.00	395.20	3.2	1.9	1.1	3700
LU64001	179.40	181.10	1.7	1.0	6.7	3700
LU64003	98.80	104.30	5.5	3.4	3.6	3700
LU64005	77.00	78.20	1.2	1.0	0.3	3700
LU64006	64.00	65.30	1.3	1.1	1.1	3700
LU64007	143.00	145.00	2.0	0.6	3.0	3700
LU64008	107.40	113.00	5.6	2.6	1.8	3700
LU64009	95.00	96.00	1.0	0.8	1.3	3700
LU64011	109.10	113.00	3.9	1.7	5.4	3700
Union Reefs South: Intercepts for Lode 100
URSDD0021	160.80	162.40	1.6	0.5	0.0	100
URSDD0022	148.30	150.00	1.7	0.8	5.1	100
URSDD0023	173.80	175.85	2.1	1.1	3.8	100
URSDD0024	166.35	170.00	3.7	2.3	0.6	100
URSDD0025	138.30	139.10	0.8	0.3	5.3	100
URSDD0026	135.90	138.30	2.4	1.5	2.8	100
URSDD0028	441.00	449.00	8.0	5.7	0.0	100
URSDD0030A	533.00	534.20	1.2	1.0	15.2	100
URSDD0032	866.30	866.60	0.3	0.3	9.4	100

Hole ID	From (m)	To (m)	Downhole Interval (m)	Estimated True Width (m)	Gold Grade (g/t Au)	Geological Structure
URSDD0033	457.45	461.70	4.3	3.0	0.1	100
URSDD0035	228.50	231.10	2.6	0.9	0.0	100
URSDD0036	444.20	448.20	4.0	0.7	0.2	100
URSDD0038	287.60	293.00	5.4	0.8	0.0	100
URSDD0039	214.30	219.40	5.1	2.2	0.1	100
URSDD0041	249.40	256.55	7.2	2.9	0.0	100
URSDD0042	297.20	300.00	2.8	1.0	0.0	100
URSDD0043	196.00	201.80	5.8	1.7	0.0	100
URSDD0044	256.60	261.25	4.7	1.9	0.0	100
URSDD0045	193.90	196.35	2.5	1.0	2.1	100
URSDD0046	240.60	241.10	0.5	0.2	5.5	100
URSDD0047	287.00	287.65	0.7	0.3	0.2	100
URSDD0057A	216.50	217.50	1.0	0.3	10.4	100
URSDD0059	172.10	173.10	1.0	0.5	3.3	100
URSDD0060	173.30	174.80	1.5	0.7	10.4	100
URSDD0061	269.80	271.15	1.4	0.4	2.0	100
URSDD0063	151.00	152.00	1.0	0.5	2.0	100
URSDD0064	195.05	198.60	3.6	1.6	3.0	100
URSDD0065	278.25	282.35	4.1	1.5	2.5	100
URSDD0066	178.40	179.50	1.1	0.7	11.1	100
URSDD0067	214.40	217.00	2.6	1.1	0.0	100
URSDD0068	232.00	233.50	1.5	0.7	3.3	100
URSDD0069	272.00	275.00	3.0	1.3	0.1	100
URSDD0070	339.00	348.20	9.2	3.3	0.1	100
URSDD0072	230.40	231.00	0.6	0.2	6.0	100
URSDD0073	253.00	256.00	3.0	1.4	1.7	100
URSDD0074	313.00	314.00	1.0	0.3	0.2	100
URSDD0075	187.50	189.00	1.5	0.9	5.3	100
URSDD0076A	222.25	224.75	2.5	1.0	0.0	100
URSDD0077	275.00	276.60	1.6	0.6	5.0	100
Union Reefs South: Intercepts for Lode 200
URSDD0021	208.20	208.65	0.5	0.2	1.3	200
URSDD0022	181.00	182.00	1.0	0.5	0.3	200
URSDD0023	241.00	245.70	4.7	1.8	1.5	200
URSDD0024	230.10	230.70	0.6	0.4	8.6	200
URSDD0026	250.90	251.30	0.4	0.3	0.1	200
URSDD0027	420.00	422.00	2.0	1.1	2.1	200
URSDD0028	366.20	366.60	0.4	0.3	0.9	200
URSDD0029	547.00	547.60	0.6	0.2	60.4	200
URSDD0033	280.40	281.85	1.5	0.9	8.5	200
URSDD0035	315.80	318.30	2.5	0.8	0.6	200

Hole ID	From (m)	To (m)	Downhole Interval (m)	Estimated True Width (m)	Gold Grade (g/t Au)	Geological Structure
URSDD0037	280.40	282.80	2.4	0.5	4.3	200
URSDD0038	405.20	406.30	1.1	0.3	0.8	200
URSDD0039	350.60	353.45	2.9	1.3	4.7	200
URSDD0041	361.80	364.20	2.4	1.0	4.2	200
URSDD0042	405.00	410.60	5.6	2.9	7.0	200
Including	406.90	407.30	0.4	0.2	68.7	200
URSDD0043	301.60	304.60	3.0	1.4	3.1	200
URSDD0044	407.05	408.35	1.3	0.7	5.9	200
URSDD0046	394.10	394.45	0.4	0.1	0.0	200
URSDD0052	308.95	310.05	1.1	0.7	1.4	200
URSDD0053	339.40	341.70	2.3	1.3	3.7	200
URSDD0055A	290.55	291.10	0.6	0.3	5.7	200
URSDD0057A	520.50	521.70	1.2	0.6	5.9	200
URSDD0059	413.00	418.75	5.8	3.3	3.9	200
URSDD0060	367.00	369.30	2.3	1.3	3.1	200
URSDD0061	537.00	537.70	0.7	0.4	0.6	200
URSDD0063	301.40	302.00	0.6	0.4	0.2	200
URSDD0064	360.20	363.00	2.8	1.5	0.1	200
URSDD0066	247.30	250.00	2.7	1.4	0.1	200
URSDD0068	443.50	444.50	1.0	0.5	9.4	200
URSDD0069	531.50	533.00	1.5	0.6	3.1	200
URSDD0070	633.40	637.00	3.6	1.3	9.7	200
URSDD0075	383.10	383.60	0.5	0.4	3.4	200
URSDD0077	511.50	512.30	0.8	0.4	0.2	200
Union Reefs South: Intercepts for Lode 300
URSDD0021	173.00	175.00	2.0	0.9	0.1	300
URSDD0022	158.00	161.00	3.0	1.4	26.3	300
Including	159.70	161.00	1.3	0.6	57.4	300
URSDD0023	182.00	183.40	1.4	0.7	17.7	300
URSDD0025	177.30	180.80	3.5	2.5	8.1	300
URSDD0026	176.00	176.30	0.3	0.2	12.1	300
URSDD0033	375.80	378.00	2.2	1.5	5.0	300
URSDD0037	212.20	219.00	6.8	2.3	0.2	300
URSDD0039	243.00	245.70	2.7	1.0	0.9	300
URSDD0043	221.50	222.70	1.2	0.6	2.9	300
URSDD0044	289.00	300.00	11.0	3.7	0.4	300
URSDD0045	221.65	225.00	3.4	1.9	7.6	300
URSDD0046	274.40	274.90	0.5	0.2	11.9	300
URSDD0047	342.00	343.00	1.0	0.3	2.1	300
URSDD0056	573.70	575.15	1.5	0.4	13.0	300
URSDD0058	393.60	394.70	1.1	0.6	2.4	300

Hole ID	From (m)	To (m)	Downhole Interval (m)	Estimated True Width (m)	Gold Grade (g/t Au)	Geological Structure
URSDD0059	297.30	297.70	0.4	0.3	6.5	300
URSDD0060	246.60	247.00	0.4	0.3	15.1	300
URSDD0061	330.00	331.00	1.0	0.5	11.5	300
URSDD0063	212.80	213.50	0.7	0.5	2.2	300
URSDD0065	341.80	342.65	0.9	0.3	13.0	300
URSDD0066	186.00	186.95	1.0	0.5	2.1	300
URSDD0067	239.00	240.00	1.0	0.4	4.5	300
URSDD0068	290.20	291.05	0.9	0.5	0.8	300
URSDD0069	332.00	333.20	1.2	0.5	0.6	300
URSDD0070	392.70	393.50	0.8	0.4	1.8	300
URSDD0072	292.00	293.50	1.5	0.9	5.2	300
URSDD0073	310.25	311.90	1.7	0.7	9.8	300
URSDD0074	388.00	391.00	3.0	1.1	0.6	300
URSDD0076A	266.00	267.90	1.9	1.2	10.4	300
URSDD0077	297.80	298.10	0.3	0.2	5.0	300
Union Reefs South: Intercepts for Lode 400
URSDD0057A	241.00	243.30	2.3	1.1	5.6	400
URSDD0059	213.85	215.80	2.0	1.3	2.4	400
URSDD0060	184.55	186.20	1.7	1.1	6.0	400
URSDD0075	196.40	198.20	1.8	1.0	10.0	400
URSDD0076A	239.30	242.05	2.8	1.0	3.4	400
Union Reefs South: Intercepts for Lode 500
URSDD0024	211.00	212.00	1.0	0.6	4.4	500
URSDD0025	244.50	245.50	1.0	0.7	0.1	500
URSDD0027	455.25	459.00	3.8	2.0	2.1	500
URSDD0028	406.10	407.00	0.9	0.6	1.8	500
URSDD0041	308.90	310.25	1.4	0.6	5.5	500
URSDD0042	355.00	356.60	1.6	0.7	0.9	500
URSDD0043	295.30	296.85	1.6	0.9	2.0	500
URSDD0044	359.00	359.55	0.6	0.3	0.9	500
URSDD0046	351.10	352.20	1.1	0.6	4.3	500
URSDD0047	418.00	419.00	1.0	0.6	0.6	500
URSDD0064	315.65	318.00	2.4	1.5	0.0	500
URSDD0065	424.65	426.20	1.6	0.8	1.5	500
URSDD0068	375.00	378.00	3.0	1.7	0.0	500
URSDD0069	437.00	437.96	1.0	0.4	2.2	500
URSDD0070	522.50	523.10	0.6	0.2	7.8	500
URSDD0073	384.45	386.95	2.5	1.0	0.2	500
URSDD0074	444.90	446.40	1.5	0.8	1.7	500
URSDD0077	413.70	417.70	4.0	2.0	0.0	500

Hole ID	From (m)	To (m)	Downhole Interval (m)	Estimated True Width (m)	Gold Grade (g/t Au)	Geological Structure
Union Reefs South: Intercepts for Lode 610
URSDD0033	397.45	398.30	0.9	0.6	3.9	610
URSDD0045	211.55	214.50	3.0	1.4	7.0	610
URSDD0046	256.00	261.00	5.0	2.4	3.3	610
URSDD0058	368.00	370.90	2.9	1.1	10.9	610
URSDD0061	311.00	317.00	6.0	2.9	6.0	610
URSDD0064	220.55	221.90	1.4	0.7	10.8	610
URSDD0065	294.00	297.40	3.4	1.2	6.0	610
URSDD0069	301.30	305.10	3.8	2.3	4.2	610
URSDD0070	429.00	429.35	0.4	0.2	530	610
URSDD0073	265.60	268.00	2.4	1.4	7.7	610
URSDD0074	408.00	412.00	4.0	2.4	3.6	610
Union Reefs South: Intercepts for Lode 620
URSDD0024	206.10	207.15	1.1	0.6	8.5	620
URSDD0028	416.70	417.40	0.7	0.5	1.2	620
URSDD0041	283.10	284.00	0.9	0.4	0.1	620
URSDD0042	340.80	341.90	1.1	0.3	2.2	620
URSDD0043	249.10	250.10	1.0	0.5	2.4	620
URSDD0044	317.20	317.65	0.5	0.2	18.1	620
URSDD0056	627.90	634.50	6.6	1.6	8.7	620
Including	627.90	627.90	1.1	0.3	27.7	620
URSDD0061	395.80	399.00	3.2	1.5	5.9	620
Including	395.80	396.20	0.4	0.2	31.2	620
URSDD0065	376.90	378.25	1.4	0.6	20.7	620
URSDD0068	323.60	324.20	0.6	0.3	2.1	620
URSDD0069	368.00	369.00	1.0	0.4	4.0	620
URSDD0070	447.55	449.40	1.9	0.9	4.0	620
URSDD0074	432.30	434.00	1.7	0.6	2.4	620
URSDD0077	375.15	375.95	0.8	0.4	11.5	620
Union Reefs South: Intercepts for Lode 910
URSDD0027	460.00	461.75	1.8	1.1	3.5	910
URSDD0037	271.10	273.10	2.0	1.5	17.5	910
Including	271.90	272.20	0.3	0.2	113	910
URSDD0044	320.30	328.00	7.7	5.4	1.4	910
URSDD0059	189.05	190.30	1.3	0.7	16.4	910
URSDD0065	297.40	299.30	1.9	0.7	7.1	910
URSDD0068	253.60	257.10	3.5	1.6	14.6	910
Including	256.00	256.35	0.4	0.2	60.5	910
URSDD0069	289.00	293.00	4.0	3.3	6.4	910
URSDD0069	377.50	378.00	0.5	0.3	15.9	910

Hole ID	From (m)	To (m)	Downhole Interval (m)	Estimated True Width (m)	Gold Grade (g/t Au)	Geological Structure
URSDD0070	411.90	414.40	2.5	1.2	2.5	910
URSDD0070	439.70	442.05	2.4	1.6	3.3	910
URSDD0070	453.45	455.60	2.2	1.6	11.9	910
Including	454.30	454.65	0.4	0.3	62.6	910
URSDD0072	242.60	243.40	0.8	0.5	4.8	910
URSDD0074	403.00	403.80	0.8	0.7	20.0	910
URSDD0074	424.00	426.00	2.0	1.4	53.4	910
Including	425.30	426.00	0.7	0.5	89.0	910
Gandy's North Deposit (Pine Creek): Intercepts for Lode 100
PCGDD0001	92.75	96.85	4.1	3.3	9.7	100
Including	95.00	95.70	0.7	0.6	26.7	100
PCGDD0001	141.25	142.10	0.8	0.7	9.4	100
PCGDD0002	96.30	99.25	3.0	2.8	16.1	100
Including	96.30	97.10	0.8	0.8	36.1	100
PCGDD0002	103.90	107.35	3.5	3.2	9.1	100
Including	106.50	107.35	0.8	0.8	19.5	100
PCGDD0002	111.50	112.15	0.7	0.6	13.0	100
PCGDD0003	93.00	101.00	8.0	7.6	5.4	100
Including	99.60	99.90	0.3	0.3	31.7	100
PCGDD0003	120.75	121.20	0.8	0.5	2.8	100
PCGDD0004	101.55	103.00	1.5	0.9	2.6	100
Gandy's Deposit (Pine Creek): Intercepts for Lode 200
PCGDD0001	109.00	111.75	2.8	2.2	3.5	200
Including	111.00	111.75	0.8	0.6	9.9	200
PCGDD0002	127.80	130.65	2.9	2.7	5.6	200
Including	127.80	128.50	0.7	0.7	15.4	200
PCGDD0004	118.6	118.9	0.3	0.2	3.7	200
Gandy's North Deposit (Pine Creek): Intercepts for Lode 300
PCGDD0002	154.95	156.20	1.3	1.2	14.4	300
PCGDD0004	126.50	126.80	0.3	0.3	5.8	300
PCGDD0004	176.90	179.30	2.4	2.1	2.3	300
Gandy's North Deposit (Pine Creek): Intercepts for Lode 400
PCGDD001	188.7	189.8	1.1	0.8	2.5	400
PCGDD0003	147.50	148.00	0.5	0.5	8.5	400
PCGDD0003	158.00	159.00	1.0	1.0	14.0	400
Gandy's North Deposit (Pine Creek): Intercepts for Unnamed Mineralization
PCGDD0002	70.90	75.40	4.5	4.2	2.9	Unknown
Including	73.60	74.05	0.5	0.4	7.8	Unknown

Notes:

Drill intercepts greater than 10 Gram-Metres (gold grade x estimated true width) are shown in bold text.

Table 2: Diamond Drill Hole Collar Locations for Northern Territory Exploration

Hole ID	Northing (m)	Easting (m)	Elevation (m)	Collar Azimuth (°)	Collar Plunge (°)	Total Depth (m)
Lantern Deposit Emerging Domain Underground Diamond Drilling
LU730100	1,284	4,893	738	268	-9	295.5
LU730101	1,284	4,893	737	269	-34	444.4
LU730103	1,286	4,892	739	294	17	248.8
LU730104	1,286	4,893	738	294	-8	339.9
LU730105	1,286	4,893	737	288	-25	303.3
LU730106	1,284	4,893	737	285	-35	516.2
LU730113	1,201	4,893	740	283	-9	294.3
LU730114	1,201	4,893	741	288	18	251.7
LU730115	1,202	4,893	743	295	47	265.0
LU730125	1,283	4,893	739	250	21	167.8
LU730126	1,285	4,893	738	256	-9	230.8
LU730127	1,285	4,893	738	259	-24	261.5
LU730128	1,285	4,893	738	260	-34	333.4
LU730129	1,285	4,892	739	283	20	182.9
LU730130	1,285	4,893	738	281	-10	221.9
LU730131	1,284	4,893	737	278	-25	296.9
LU730132	1,285	4,893	737	277	-34	333.4
LU730133	1,284	4,893	737	268	-19	249.3
LU730134	1,284	4,892	741	247	38	167.5
LU730135	1,285	4,893	738	254	4	211.9
LU730136	1,285	4,893	738	258	-18	261.4
LU730137	1,284	4,893	737	260	-29	309.3
LU730139	1,283	4,893	741	266	40	155.8
LU730140	1,284	4,893	738	267	1	172.9
LU730141	1,284	4,893	737	268	-31	288.4
LU730143	1,284	4,893	738	282	2	182.9
LU730144	1,285	4,893	738	279	-19	264.4
LU730145	1,285	4,893	737	277	-32	297.2
LU730147	1,286	4,892	740	297	28	248.0
LU730148	1,286	4,892	738	294	3	281.4
LU730154	1,202	4,893	743	291	35	248.8
LU730155	1,201	4,893	740	286	5	189.5
LU730156	1,201	4,893	739	289	-18	245.9
LU730163	1,286	4,893	738	293	-9	320.3

Hole ID	Northing (m)	Easting (m)	Elevation (m)	Collar Azimuth (°)	Collar Plunge (°)	Total Depth (m)
LU730164	1,286	4,893	738	290	-17	288.3
LU730165	1,286	4,893	737	286	-29	220.4
LU730168	1,287	4,893	738	304	-9	399.0
LU730169	1,286	4,893	737	296	-24	483.2
LU730183	1,352	4,895	736	281	-32	330.3
LU730184	1,352	4,895	736	282	-25	291.3
LU730191	1,353	4,896	737	331	-7	461.9
LU73099	1,284	4,892	740	267	23	239.9
LU85007	1,241	4,941	855	300	-6	207.3
LU85008A	1,238	4,945	854	303	-16	195.3
LU85010	1,229	4,947	855	284	-6	186.3
LU85011	1,229	4,947	855	283	-17	209.8
LU85017	1,241	4,941	854	302	-23	279.2
Lantern Down-Plunge Extension Underground Diamond Drilling
LU58503	2,111	4,712	591	-73	215	686.8
LU60001	2,151	4,785	601	-67	247	874.5
LU60002	2,150	4,785	601	-57	230	659.8
LU61007	1,652	4,786	613	-3	306	228.0
LU61008	1,651	4,785	612	-18	303	282.0
LU61009	1,651	4,785	612	-29	300	357.2
LU610102	1,611	4,554	617	-40	49	546.4
LU610106	1,608	4,554	617	-41	94	372.4
LU610107	1,608	4,554	617	-28	91	321.5
LU610108	1,608	4,554	617	-18	91	303.5
LU610109	1,608	4,554	617	-17	84	324.8
LU610113	1,651	4,785	612	-15	271	224.5
LU61011A	1,651	4,785	612	-19	279	273.0
LU61012	1,650	4,784	612	-33	281	344.6
LU610129	1,651	4,785	612	-14	290	307.0
LU61013	1,650	4,784	612	-20	258	266.0
LU610135	1,651	4,786	612	-22	297	282.3
LU61019A	1,576	4,543	617	-39	100	609.0
LU61020	1,575	4,543	618	-17	99	420.1
LU61024	1,608	4,554	617	-12	101	388.8
LU61025	1,608	4,554	617	-31	82	458.4
LU61026	1,608	4,554	617	-30	105	503.6
LU61027	1,612	4,554	617	-34	44	545.8
LU61028	1,608	4,554	617	-43	58	485.8
LU61029	1,608	4,554	617	-51	81	534.0
LU61030	1,608	4,554	617	-49	107	669.0
LU61041	1,575	4,540	617	-75	104	781.4

Hole ID	Northing (m)	Easting (m)	Elevation (m)	Collar Azimuth (°)	Collar Plunge (°)	Total Depth (m)
LU61043	1,608	4,554	617	-59	111	795.4
LU61044	1,609	4,554	617	-66	77	672.2
LU61045	1,609	4,554	617	-73	73	783.1
LU61046	1,609	4,554	617	-44	40	603.1
LU61047	1,609	4,554	617	-55	50	642.2
LU61048	1,609	4,554	617	-56	30	752.7
LU61050	1,608	4,554	617	-17	27	401.9
LU61051	1,608	4,554	617	-27	73	411.0
LU61052	1,608	4,554	617	-39	69	481.9
LU61053	1,608	4,554	617	-41	80	504.3
LU630019	1,548	4,876	634	-14	278	317.8
LU630041	1,548	4,876	634	-14	270	324.2
LU63007	1,550	4,875	634	-6	271	275.7
LU63008	1,549	4,875	634	-31	286	455.6
LU63009	1,549	4,875	634	-42	278	627.1
LU64001	1,842	4,629	624	-83	274	587.4
LU64003	1,841	4,629	624	-51	166	387.8
LU64005	1,839	4,641	624	-63	131	218.9
LU64006	1,835	4,640	625	-32	124	200.0
LU64007	1,837	4,639	624	-70	209	477.0
LU64008	1,837	4,639	624	-74	183	423.0
LU64009	1,837	4,639	624	-76	155	600.1
LU64011	1,837	4,639	624	-63	189	479.8
Liberator Target Surface Diamond Drilling
LIBDD0001	20	4,903	1,141	86	-60	445.8
LIBDD0003	26	5,437	1,155	213	-61	452.9
LIBDD0004	133	4,969	1,142	88	-59	329.9
LIBDD0005	18	5,440	1,155	270	-60	494.7
LIBDD0006	242	5,672	1,141	274	-60	725.8
LIBDD0007	371	5,126	1,151	272	-60	273.2
LIBDD0008	382	5,178	1,148	269	-59	357.3
LIBDD0012	142	5,300	1,146	268	-59	477.2
LIBDD0013	-102	4,846	1,135	86	-65	596.8
Union Reefs South Surface Diamond Drilling
URSDD0021	5,310	5,032	1,188	273	-65	284.9
URSDD0022	5,369	5,024	1,190	266	-65	266.8
URSDD0023	5,420	5,034	1,189	266	-64	334.3
URSDD0024	5,481	5,054	1,191	268	-60	255.4
URSDD0025	5,520	5,065	1,192	265	-57	256.0
URSDD0026	5,562	5,067	1,193	268	-54	265.7

Hole ID	Northing (m)	Easting (m)	Elevation (m)	Collar Azimuth (°)	Collar Plunge (°)	Total Depth (m)
URSDD0027	5,589	4,702	1,193	89	-65	567.8
URSDD0028	5,507	4,672	1,193	93	-55	519.3
URSDD0029	5,590	4,702	1,193	75	-75	759.6
URSDD0030A	6,260	4,618	1,180	84	-52	669.2
URSDD0031	5,508	4,671	1,193	97	-71	798.5
URSDD0032	6,740	4,440	1,195	85	-58	1,017.7
URSDD0033	5,905	4,713	1,192	89	-60	558.2
URSDD0035	5,310	5,037	1,188	266	-71	334.7
URSDD0036	5,310	5,038	1,190	264	-78	464.8
URSDD0037	5,368	5,022	1,190	267	-71	363.5
URSDD0038	5,368	5,022	1,190	264	-77	446.9
URSDD0039	5,420	5,034	1,190	269	-70	374.8
URSDD0041	5,482	5,060	1,191	271	-69	396.6
URSDD0042	5,481	5,060	1,191	270	-72	464.2
URSDD0043	5,520	5,065	1,192	270	-66	369.2
URSDD0044	5,520	5,065	1,192	265	-71	422.7
URSDD0045	5,562	5,067	1,193	269	-65	302.8
URSDD0046	5,562	5,067	1,193	271	-70	399.6
URSDD0047	5,562	5,068	1,193	271	-74	446.9
URSDD0049	5,703	4,710	1,194	85	-57	294.7
URSDD0050	5,703	4,709	1,194	84	-62	339.4
URSDD0051	5,703	4,709	1,194	84	-68	420.3
URSDD0052	5,798	4,705	1,194	82	-57	335.4
URSDD0053	5,797	4,705	1,194	82	-61	374.6
URSDD0054	5,752	4,705	1,194	89	-71	449.9
URSDD0055A	5,752	4,706	1,194	87	-61	327.0
URSDD0056	6,002	5,078	1,197	264	-78	674.0
URSDD0057A	6,002	5,077	1,198	268	-68	695.2
URSDD0058	5,899	5,090	1,197	264	-70	438.0
URSDD0059	5,900	5,090	1,198	268	-63	554.8
URSDD0060	5,800	5,084	1,196	270	-59	579.3
URSDD0061	5,800	5,085	1,196	270	-70	815.7
URSDD0063	5,602	5,064	1,194	267	-61	340.4
URSDD0064	5,602	5,065	1,194	267	-68	382.2
URSDD0065	5,602	5,065	1,194	269	-75	449.5
URSDD0066	5,448	5,053	1,190	268	-59	264.1
URSDD0067	5,448	5,054	1,190	268	-66	306.3
URSDD0068	5,690	5,083	1,195	269	-66	645.2
URSDD0069	5,691	5,083	1,195	268	-70	761.4
URSDD0070	5,691	5,084	1,195	272	-75	808.0
URSDD0071	5,753	4,705	1,194	87	-65	389.2

Hole ID	Northing (m)	Easting (m)	Elevation (m)	Collar Azimuth (°)	Collar Plunge (°)	Total Depth (m)
URSDD0072	5,649	5,071	1,195	272	-68	350.4
URSDD0073	5,649	5,072	1,195	269	-72	398.4
URSDD0074	5,649	5,072	1,195	269	-76	466.4
URSDD0075	5,758	5,089	1,197	268	-61	405.0
URSDD0076A	5,758	5,089	1,197	269	-65	396.3
URSDD0077	5,758	5,089	1,197	268	-70	537.9
Gandy's North Deposit (Pine Creek) Surface Diamond Drilling
PCGDD0001	13,203	11,069	1,234	90	-61	242.4
PCGDD0002	13,090	11,111	1,252	85	-78	271.1
PCGDD0003	13,203	11,069	1,234	87	-54	260.2
PCGDD0004	13,203	11,068	1,234	84	-71	321.1

Notes:
Lantern and Liberator drill collar locations are in Cosmo Mine local grid coordinate system
Union Reefs drill collar locations are in Union Reefs local grid coordinate system
Pine Creek drill collar locations are in Pine Creek local grid coordinate system

Figure 1: Northern Territory Tenement Location Plan

131.5°
132°
132.5°
13°
-13.5°
14°
MOUNT BUNDEY
BARK HUT INN
BATCHELOR
MOUNT RINGWOOD
ADELAIDE RIVER
GOODPARLA
BEN BAN SPRING
MOUNT GEORGE
MARY RIVER STATION
COSMO MINE
HAYES CREEK
Lantern Deposit & Liberator Target
DOUGLAS
EMERALD SPRINGS
MOUNT SAUNDERS
UNION REEFS MILL
Union Reefs
ESMERALDA
TIPPERARY
PINE CREEK
PINE CREEK
Gandy's Deposit
GOLLOO
JINDARE
Darwin
Northern Territory
Stuart Highway
NITMILUK VISIT
MAUD CREEK
FLORINA
KATHERINE
MANBULLOO
TINDAL
0
50
kilometres
Map projection: GDA 94

TENEMENTS

- ML Granted
- ML Application
- EL Granted

KIRKLAND LAKE GOLD

NORTHERN TERRITORY

TENEMENT LOCATION PLAN

December 2019

Project Area

Figure 2: Cosmo Plan & Longitudinal Projection

PLAN
4,500 mE
5,000 mE
756,500 mE
757,500 mE
8,502,500 mN
8,501,500 mN
2,000 mN
1,500 mN
1,000 mN
D
Long Projection's Line of Projection
Cosmo Mined Pit
610m Level Development
A
B
Section line for Cross Section 1,375mN
730m Level Development
920m to 880m Level Development
C
To Liberator Target (Approximately 1km)
0
250
metres
Cosmo Mine Grid with MGA 94 Zone 52
LONG PROJECTION
South
North
C
D
1,000 mN
1,500 mN
2,000 mN
1,000 mRL
500 mRL
0 mRL
920m to 880m Level Development
Emerging Domain
730m Level Development
See Figures 3a 3b 3c
610m Level Development
Mineralized Trend
View Looking West
0
250
metres
See Figures 3d 3e 3f 3g
Cosmo Mine Grid
LEGEND
MINING
Cosmo Mined Pit
Mined Development
MINERAL RESOURCE GRADE SHELLS
Indicated >2 g/t Au
Inferred >2 g/t Au
(Mineral Resources as at December 31, 2018)
KL KIRKLAND LAKE GOLD
MINERALIZATION
Lantern Mineralization
Exploration Potential
STRUCTURE
Northwest Trending Fault
Plan & Longitudinal Projection of Lantern Deposit, Cosmo Gold Mine
December 2019

Figure 3a: Lantern Longitudinal Projection of Lode 3400

South
North
880m
Level Development
EMERGING DOMAIN
LU85010
LU85011
4.8 (3.8m)
LU85008A
LU730115
LU85016
800 mRL
LU101026
8.6 (5.6m)
LU730139
LU730125
3.6 (4.4m)
LU730147
LU86013
8.5 (3.7m)
730m Level
Development
LU73099
5.8 (2.2m)
LU730191
LU730168
LU730113
LU730163
5.2 (2.9m)
LU730164
LU86021
LU730156
LU730127
LU730133
LU730105
LU730131
4.5 (2.9m)
Incl. 11.4 (0.4m)
LU730144
9.8 (3.9m)
Incl.46.6 (0.3m)
LU730137
LU730141
LU730169
LU730165
LU730183
LU730184
LU730128
LU730145
2.5 (5.4m)
LU730101
LU730106
Lantern Mineralized Trend
View Looking West
0
100
metres
LU730132
6.8 (3.8m)
Incl. 21.2 (0.6m)
600 mRL
Cosmo Mine Grid
1,300 mN
1,400 mN
MINING
Mined Development
STRUCTURE
Northwest Trending
Fault
MINERAL RESOURCE GRADE SHELLS
Indicated >2 g/t Au
Inferred >2 g/t Au
(Mineral Resources as at December 31, 2018)
LEGEND
KL KIRKLAND LAKE GOLD
DRILL INTERCEPT LABELS
Hole Name
Grade (g/t Au) & (Estimated True Width (m)
(Shown for >10 Gram-Metre*)
*Gram-Metre = Gold grade x Estimated True Width
Intercepts are later than the Mineral Resources

Longitudinal Projection of Lantern 3400 Lode, Cosmo Gold Mine

December 2019

Figure 3b: Lantern Longitudinal Projection of Lode 3500

South
North
880m Level Development
LU85011
23.1 (0.5m)
Incl. 49.4 ((0.3.)
LU730154
11.1 (2.2m)
Incl. 18.4 (1.2m)
LU730115
3.5 (3.7m)
LU73099
12.9 (1.9m)
Incl. 18.1 (0.8m)
800 mRL
730m Level Development
LU730135
25.5 (1.8m)
Incl. 126 (0.3m)
LU730140
17.9 (5.9m)
Incl. 196 (0.4m)
LU730105
13.7 (6.9m)
Incl. 29.3 (0.8m)
& 49.2 (0.8m)
Lantern Mineralized Trend
EMERGING DOMAIN
View Looking West
0
100
metres
600 mRL
Cosmo Mine Grid
1,200 mN
1,400 mN
LU730147
LU730103
LU730143
LU730148
LU730100
LU730130
LU730104
LU730168
LU730163
LU730164
LU730144
LU730184
LU730169
LU730131
LU730165
MINING
Mined Development
STRUCTURE
Northwest Trending Fault
MINERAL RESOURCE GRADE SHELLS
Indicated >2 g/t Au
Inferred >2 g/t Au
(Mineral Resources as at December 31, 2018)
LEGEND
KIRKLAND LAKE GOLD
DRILL INTERCEPTS
(Colored by gram-metre*)
>20
10 to 20
5 to 10
1 to 5
0 to 1
DRILL INTERCEPT LABELS
Hole Name
Grade (g/t Au) & (Estimated True Width) (m))
(Shown for >10 Gram-Metre*)
*Gram-Metre = Grade x Estimated True Width
Intercepts are later that the Mineral Resources

Longitudinal Projection of Lantern 3500 Lode, Cosmo Gold Mine

December 2019

Figure 3c: Lantern Longitudinal Projection of Lode 3600

South
North
880m Level Development
730m Level Development
800 mRL
600 mRL
Lantern Mineralized Trend
View Looking West
0
100
metres
Cosmo Mine Grid
1,200 mN
1,400 mN
EMERGING DOMAIN
LU86028
855 (5.4m)
LU730148
67.6 (2.8m)
Incl. 680 (0.3m)
LU730136
6.5 (4.4m)
Incl. 24.1 (0.6m)
LU730137
10.1 (1.9m)
Incl. 51.9 (0.3m)
LU730131
26.3 (1.4m)
Incl. 50.7 (0.6m)
LU730169
578 (0.9m)
Incl. 3,430 (0.1m)
LU85010
LU85007
LU730115
LU85011
LU85008A
LU730154
LU730134
LU730139
LU85017
LU73099
LU730129
LU730114
LU730155
LU730135
LU730143
LU730140
LU730126
LU730113
LU730100
LU730130
LU730163
LU730104
LU730164
LU730156
LU730133
LU730144
LU730105
LU730184
LU730165
MINING
Mined Development
STRUCTURE
Northwest Trending Fault
MINERAL RESOURCE GRADE SHELLS
Indicated >2 g/t Au
Inferred >2 g/t Au
(Mineral Resources as at December 31, 2018)
LEGEND
KL KIRKLAND LAKE GOLD
DRILL INTERCEPTS
(Colored by gram-metre*)
>20
10 to 20
5 to 10
1 to 5
0 to 1
DRILL INTERCEPT LABELS
Hole Name
Grade (g/t Au) & (Estimated True Width) (m)
(Shown greater >10 Gram-Metre*)
*Gram-Metre = Gold grade x Estimated True Width)
Intercepts shown are later that the Mineral Resource

Longitudinal Projection of Lantern 3600 Lode, Cosmo Gold Mine

December 2019

Figure 3d: Longitudinal Projection of Lantern Down-Plunge Extension Lode 3600

South
North
EMERGING DOMAIN
LU61013
3.4 (3.5m)
LU61011A
5.7 (2.8m)
LU61013
4.9 (7.2m)
LU61012
3.0 (8.8m)
LU630041
4.3 (3.0m)
LU61009
6.4 (4.7m)
Incl. 85.5 (0.3m)
LU61025
8.5 (3.0m)
LU610106
4.1 (4.1m)
LU61027
4.0 (2.7m)
LU64009
8.8 (6.2m)
LU64001
4.9 (4.3m)
LU61029
3.5 (3.8m)
LU61044
4.4 (4.9m)
LU64011
30.7 (0.6m)
Incl. 105 (0.1m)
LU610109
LU61026
LU61019A
LU61053
LU61030
LU61043
LU61045
LU61041
LU63009
LU63008
LU61048
LU64007
LU61047
LU61028
LU61046
LU61051
LU61052
LU64003
LU610102
LU64008
LU610135
LU61025
LU63007
LU58503
LU60001
500 mRL
0 mRL
1,500 mN
2,000 mN
Lantern Mineralized Trend
Area of Exploration Potential
View Looking West
0
200
metres
Cosmo Mine Grid
MINING
Mined Development
STRUCTURE
Northwest Trending Fault
MINERAL RESOURCE GRADE SHELLS
Indicated >2 g/t Au
Inferred >2 g/t Au
(Mineral Resources as at December 31, 2018)
LEGEND
KIRKLAND LAKE GOLD
DRILL INTERCEPTS
(Colored by gram-Metre*)
>20
10 to 20
5 to 10
1 to 5
0 to 1
DRILL INTERCEPT LABELS
Hole Name
Grade (g/t Au) & (Estimated True Width) (m)
(Shown for >10 Gram-Metre*)
*Gram-Metre = Gold grade x Estimated True Width)
Intercepts shown are below 600m RL have not previously been released.
December 2019

Longitudinal Projection of Lantern Down-Plunge Extension Lode 3600, Cosmo Gold Mine

Figure 3e: Longitudinal Projection of Lantern Down-Plunge Extension Lode 3601

South
North
EMERGING DOMAIN
LU610113
4.2 (2.7m)
LU61026
4.8 (4.2m)
LU61019A
28.0 (2.0m)
LU64003
5.1 (3.9m)
LU64011
21.6 (1.0m)
Incl. 84.7 (0.2m)
LU61028
14.5 (1.2m)
500 mRL
0 mRL
Cosmo Mine Grid
1,500 mN
2,000 mN
View Looking West
0
200
metres
Lantern Mineralized Trend
Area of Exploration Potential
MINING
Mined Development
STRUCTURE
Northwest Trending Fault
MINERAL RESOURCE GRADE SHELLS
Indicated >2 g/t Au
Inferred >2 g/t Au
(Mineral Resources as at December 31, 2018)
LEGEND
KIRKLAND LAKE GOLD
DRILL INTERCEPTS
(Colored by gram-metre*)
>20
10 to 20
5 to 10
1 to 5
0 to 1
DRILL INTERCEPT LABELS
Hole Name
Grade (g/t Au) & (Estimated True Width) (m)
(Shown for >10 Gram-Metre*)
*Gram-Metre = Gold grade x Estimated True Width
Intercepts shown are below 600m RL have not previously been released.

Longitudinal Projection of Lantern Down-Plunge Extension Lode 3601, Cosmo Gold Mine

December 2019

Figure 3f: Longitudinal Projection of Lantern Down-Plunge Extension Lode 3609

South
North
EMERGING DOMAIN
500 mRL
0 mRL
1,500 mN
2,000 mN
Lantern Mineralized Trend
LU64006
3.9 (5.3m)
LU610135
4.2 (2.5m)
LU64003
10.5 (2.0m)
LU64005
21.5 (1.4m)
LU64011
4.8 (4.4m)
LU64008
5.8 (2.7m)
LU61013
9.1 (1.4m)
LU60002
3.7 (2.7m)
LU60001
6.0 (1.7m)
Area of Exploration Potential
View Looking West
0
200
metres
Cosmo Mine Grid
MINING
Mined Development
STRUCTURE
Northwest Trending Fault
MINERAL RESOURCE GRADE SHELLS
Indicated >2 g/t Au
Inferred >2 g/t Au
(Mineral Resources as at December 31, 2018)
LEGEND
KIRKLAND LAKE GOLD
DRILL INTERCEPTS
(Colored by gram-metre*)
>20
10 to 20
5 to 10
1 to 5
0 to 1
DRILL INTERCEPT LABELS
Hole Name
Grade (g/t Au) & (Estimated True Width) (m)
(Shown for >10 Gram-Metre*)
*Gram-Metre = Gold grade x Estimated True Width
Intercepts shown are below 600m RL have not previously been released.

Longitudinal Projection of Lantern Down-Plunge Extension Lode 3609, Cosmo Gold Mine

December 2019

Figure 3g: Longitudinal Projection of Lantern Down-Plunge Extension Lode 3700

South
North
EMERGING DOMAIN
LU63007
4.6 (2.2m)
LU61026
127 (0.6m)
LU61007
4.6 (3.3m)
LU61008
6.5 (1.8m)
LU64003
3.6 (3.4m)
LU61011A
2.6 (8.4m)
LU63008
9.8 (2.1m)
500 mRL
0 mRL
Cosmo Mine Grid
1,500 mN
2,000 mN
0
200
metres
View Looking West
Lantern Mineralized Trend
Area of Exploration Potential
LU60002
LU60001
MINING
Mined Development
STRUCTURE
Northwest Trending Fault
MINERAL RESOURCE GRADE SHELLS
Indicated >2 g/t Au
Inferred >2 g/t Au
(Mineral Resources as at December 31, 2018)
LEGEND
DRILL INTERCEPTS
(Colored by grame-metre*)
>20
10 to 20
5 to 10
1 to 5
0 to 1
DRILL INTERCEPT LABELS
Hole Name
Grade (g/t Au) & (Estimated True Width) (m)
(Shown for >10 Gram-Metre*)
*Gram-Metre = Gold grade x Estimated True Width)
Intercepts shown are below 600m RL have not previously been released.
KIRKLAND LAKE GOLD

Longitudinal Projection of Lantern Down-Plunge Extension Lode 3700, Cosmo Gold Mine

December 2019

Figure 4: Lantern Geological Cross Section 1,375mN

A
B
West
East
Cosmo Pit
1,000 mRL
500 mRL
1010m RL Platform (40m north)
935m RL Platform (85m north)
920m RL Platform (40m south)
860m RL Platform (125m north)
640m RL Platform (465m north)
730m RL Platform (125m north)
3700
3600
3900
3800
3601
3600
Eastern Lodes (1000 to 1200)
Northwest Trending Fault
Zamu Dolerite
Zamu Dolerite
Western Lodes
3900 3800 3700 3600 3500 3400
Liberator Target Area
4,000 mE
5,000 mE
5,500 mE
Cosmo Mine Grid 43.5° West of MGA North
View looking North
0 200
metres
LEGEND
Dolerite
Carbonaceous Sulfidic Mudstones (Pmc)
Liberator Metasediments
Major Fault
Anticline
LANTERN MINERLIZATION
KL KIRKLAND LAKE GOLD
MINING
Mined Pit
Cosmo Mined Develcpment
Lantern Mined Development

Lantern Geological Cross Section 1375mN, Cosmo Gold Mine

December 2019

Figure 5: Union Reefs Plan and Cross Section

ALTA
UNION NORTH
LADY ALICE
PROSPECT
Union Line
Lady Alice Line
Crosscourse
CROSSCOURSE SOUTH
Union Reefs Mill
PING QUE SOUTH
UNION SOUTH
BIG TREE
MILLARS
TEMPLE
Cross Section line
Line of Projection
A
B
C
D
8,484,000 mN
8,483,000 mN
8,482,000 mN
8,481,000 mN
801,000 mE
802,000 mE
8,000 mN
7,000 mN
6,000 mN
5,000 mN
4,000 mE
5,000 mE
6,000 mE
0
500
metres
Union Reefs Mine Grid with MGA 94 Zone52
West
East
UNION REEFS CROSS SECTION
LODE 100
LODE 910
LODE 610
LODE 400
LODE 300
LODE 500
LODE 200
LODE 620
1,000 mRL
750 mRL
4,750 mE
5,000 mE

Union Reefs

KIRKLAND LAKE GOLD

LOCATION PLAN OF UNION REEFS MINERALIZATION

LEGEND

MINERALIZATION TRENDS

Union & Lady Alice Lines

MINING

Open Pits

December 2019

Figure 6a: Union Reefs South Longitudinal Projection of Lode 300

South
C
UNION SOUTH
North
D
URSDD0022
26.3 (1.4m)
Incl. 57.4 (0.6m)
URSDD0025
8.1 (2.5m)
URSDD0023
17.7 (0.7m)
URSDD0045
7.6 (1.9m)
URSDD0076A
10.4 (1.2m)
Historical Drilling
URSDD0021
URSDD0026
URSDD0066
URSDD0063
URSDD0037
URSDD0043
URSDD0067
URSDD0039
URSDD0060
URSDD0046
URSDD0068
URSDD0059
URSDD0072
URSDD0077
URSDD0044
URSDD0073
URSDD0033
URSDD0069
URSDD0061
URSDD0047
URSDD0065
URSDD0058
URSDD0074
URSDD0070
URSDD0056
1,000 mRL
750 mRL
View Looking West
0
250
metres
5,500 mN
5,750 mN
6,000 mN
6,250 mN
Union Reefs Mine Grid
HISTORICAL DRILLING (PRE-2017)
(Colored by Grade x Down Hole Length)
>20
7 to 20
3 to 7
0.75 to 3
Historical drilling intercepts are global, and not retricted to Lode 300
STRUCTURE
Lode 300
LEGEND
KL KIRKLAND LAKE GOLD
DRILL INTERCEPTS
(Colored by gram-metre*)
>20
10 to 20
5 to 10
1 to 5
0 to 1
Hole Name
Grade (g/t Au) & (Estimated True Width) (m)
(Shown for >10 Gram-Metres* for New Holes)
* Gram-Metre = Grade x Estimated True Width
December 2019
Longitudinal Projection of Lode 300, Union Reefs South

Figure 6b: Union Reefs South Longitudinal Projection of Lode 400

South
C
UNION SOUTH
North
D
Historical Drilling
URSDD0075
10.0 (1.0m)
URSDD0060
URSDD0059
URSDD0076A
URSDD0057A
1,000 mRL
750 mRL
View Looking West
0
250
metres
5,500 mN
5,750 mN
6,000 mN
6,250 mN
Union Reefs Mine Grid
HISTORICAL DRILLING (PRE-2017)
(Colored by Grade x Down Hole Length)
>20
7 to 20
3 to 7
0.75 to 3
Historical drilling intercepts are global, and not restricted to Lode 400
STRUCTURE
Lode 400
LEGEND
KL KIRKLAND LAKE GOLD
DRILL INTERCEPTS
(Colored by gram-metre*)
>20
10 to 20
5 to 10
1 to 5
0 to 1
Hole Name
Grade (g/t Au) & (Estimated True Width) (m)
(Shown for >10 Gram-Metres* for New Holes)
* Gram-Metre = Grade x Estimated True Width

Longitudinal Projection of Lode 400, Union Reefs South

December 2019

Figure 6c: Union Reefs South Longitudinal Projection of Lode 610

South
C
UNION SOUTH
North
D
Historical Drilling
1,000 mRL
750 mRL
URSDD0045
URSDD0064
URSDD0046
URSDD0073
7.7 (1.4)
URSDD0065
URSDD0069
URSDD0061
6.0 (2.9)
URSDD0033
URSDD0058
10.9 (1.1m)
URSDD0074
URSDD0070
530 (0.2m)
View Looking West
0
250
metres
5,500 mN
5,750 mN
6,000 mN
6,250 mN
Union Reefs Mine Grid
HISTORICAL DRILLING (PRE-2017)
(Colored by Grade x Down Hole Length)
>20
7 to 20
3 to 7
0.75 to 3
Historical drilling intercepts are global, and not restricted to Lode 610
STRUCTURE
Lode 610
LEGEND
KL
KIRKLAND LAKE GOLD
DRILL INTERCEPTS
(Colored by gram-metre*)
>20
10 to 20
5 to 10
1 to 5
0 to 1
Hole Name
Grade (g/t Au) & (Estimated True Width) (m)
(Shown for >10 Gram-Metres* for New Holes)
* Gram-Metre = Grade x Estimated True Width
December 2019

Longitudinal Projection of Lode 610, Union Reefs South

Figure 6d: Union Reefs South Longitudinal Projection of Lode 620

South
C
UNION SOUTH
North
D
Historical Drilling
URSDD0024
1,000 mRL
URSDD0043
URSDD0041
URSDD0026
URSDD0044
URSDD0042
URSDD0068
URSDD0069
URSDD0077
URSDD0061
URSDD0065
20.7 (0.6m)
URSDD0074
URSDD0070
750 mRL
View Looking West
0
250
metres
5,500 mN
5,750 mN
URSDD0056
8.7 (1.6m)
Incl. 27.7 (0.3m)
6,000 mN
6,250 mN
Union Reefs Mine Grid
HISTORICAL DRILLING (PRE-2017)
(Colored by Grade x Down Hole Length)
>20
7 to 20
3 to 7
0.75 to 3
Historical drilling intercepts are global, and not restricted to Lode 620
STRUCTURE
Lode 620
LEGEND
KL
KIRKLAND LAKE GOLD
DRILL INTERCEPTS
(Colored by gram-metre*)
>20
10 to 20
5 to 10
1 to 5
0 to 1
Hole Name
Grade (g/t Au) & (Estimated True Width) (m)
(Shown for >10 Gram-Metres* for New Holes)
* Gram-Metre = Grade x Estimated True Width
December 2019

Longitudinal Projection of Lode 620, Union Reefs South

Figure 6e: Union Reefs South Longitudinal Projection of Lode 910

South
C
UNION SOUTH
North
D
Historical Drilling
1,000 mRL
750 mRL
URSDD0037
17.5 (1.5m)
Incl. 113 (0.2m)
URSDD0068
14.6 (1.6m)
Incl. 60.5 (0.2m)
URSDD0059
16.4 (0.7m)
URSDD0072
URSDD0069
6.4 (3.3m)
URSDD0065
URSDD0044
URSDD0069
URSDD0027
URSDD0074
20.0 (0.7m)
URSDD0070
URSDD0070
URSDD0074
53.4 (1.4m)
Incl. 89.0 (0.5m)
URSDD0070
11.9 (1.6m)
Incl. 62.6 (0.3m)
View Looking West
0
250
metres
5,500 mN
5,750 mN
6,000 mN
6,250 mN
Union Reefs Mine Grid
HISTORICAL DRILLING (PRE-2017)
(Colored by Grade x Down Hole Length)
>20
7 to 20
3 to 7
0.75 to 3
Historical drilling intercepts are global, and not restricted to Lode 910
STRUCTURE
Lode 910
LEGEND
KL KIRKLAND LAKE GOLD
DRILL INTERCEPTS
(Colored by gram-metre*)
>20
10 to 20
5 to 10
1 to 5
0 to 1
Hole Name
Grade (g/t Au) & (Estimated True Width) (m)
(Shown for >10 Gram-Metres* for New Holes)
* Gram-Metre = Grade x Estimated True Width
December 2019

Longitudinal Projection of Lode 910, Union Reefs South

Figure 7: Pine Creek Projection Location Plan

804,000 mE
805,000 mE
806,000 mE
807,000 mE
8,472,000 mN
8,471,000 mN
8,470,000 mN
8,469,000 mN
GANDY'S NORTH PIT
PCGDD0003
INTERNATIONAL DEPOSIT
Stuart Highway
PCGDD0004
PCGDD0001
PCGDD0002
D
A
C
Cross Section
Line of Long Projection
GANDY'S SOUTH PIT
PINE CREEK
ENTERPRISE PIT
0
0.5
kilometres
Map projection: GDA 94 Zone 52
© 2019 Microsoft Corporation © 2019 DigitalGlobe ©CNES (2019) Distribution Airbus DS
TENEMENTS
ML Granted
KL
KIRKLAND LAKE GOLD
PINE CREEK
DRILL HOLE LOCATION PLAN
December 2019
Project Area

Figure 8: Gandy’s Geological Cross Section 13,200mN

West
A
East
B
Surface
11,100 mE
11,200 mE
1,200 mRL
1,100 mRL
1,000 mRL
9.7 (3.3m)
Incl. 26.7 (0.6m)
5.4 (7.6m)
Incl. 31.7 (0.3m)
2.8 (0.5m)
3.5 (2.2m)
Incl. 9.9 (0.6m)
2.6 (0.9m)
9.4 (0.7m)
8.5 (0.5m)
3.7 (0.2m)
5.8 (0.3m)
14.0 (1.0m)
LODE 100
LODE 400
2.5 (0.8m)
LODE 200
2.3 (2.1m)
LODE 300
PCGDD0003
PCGDD0001
View Looking North
0
50
metres
Union Reefs Mine Grid
PCGDD0004

MINERALIZATION

Mineralized Veins

STRATIGRAPHIC UNITS

Lower Mine Greywacke

Gandy's Siltstone

Gandy's Hill Greywacke

Lower Gandy's Siltstone

STRUCTURE

Anticline

KL | KIRKLAND LAKE GOLD

PINE CREEK PROJECT

Gandy's Geological Cross Section 13,200mN

DRILL INTERCEPTS

(Colored by Gram-Metre*)

>20

10 to 20

5 to 10

1 to 5

0 to 1

(Grade (g/t Au) & (Estimated True Width) (m)

*Gram-Metre = Grade x Estimated True Width

December 2019

Figure 9: Gandy’s Longitudinal Projection

South
C
North
D
1,250 mRL
GANDY'S SOUTH
GANDY'S NORTH
Surface
Historical Drilling
PCGDD0001
9.7 (3.3m)
Incl. 26.7 (0.6m)
PCGDD0003
5.4 (7.6m)
Incl. 31.7 (0.3m)
PCGDD0002
9.1 (3.2m)
Incl. 19.5 (0.8m)
PCGDD0002
2.9 (4.2m)
Incl. 7.8 (0.4m)
PCGDD0002
PCGDD0004
PCGDD0001
PCGDD0003
PCGDD0004
PCGDD0001
PCGDD0003
PCGDD0003
14.0 (1.0m)
PCGDD0002
16.1 (2.8m)
Incl. 36.1 (0.8m)
PCGDD0002
14.4 (1.2m)
PCGDD0001
PCGDD0004
PCGDD0002
5.6 (2.7m)
Incl. 15.4 (0.7m)
0
100
metres
View Looking West
1,000 mRL
13,000mN
13,250mN
Pine Creek Mine Grid
HISTORICAL DRILLING
(Colored by Grade x Down Hole Length
>20
10 to 20
5 to 10
1 to 5
0 to 1
Historical Domains
STRUCTURE
Lode 100
Lode 200
Lode 300
Lode 400
Lode Unnamed
LEGEND
Target Area
KL KIRKLAND LAKE GOLD
DRILL INTERCEPTS
(Colored by Gram-Metre*)
>20
10 to 20
5 to 10
1 to 5
0 to 1
DRILL INTERCEPT LABELS
Hole Name
Grade (g/t Au) & (Estimated True Width) (m)
(Shown for >10 Gram-Metres* for New Holes)
* Gram-Metre = Grade x Estimated True Width
December 2019
Longitudinal Projection of Gandy's, Pine Creek